Exhibit 99.1

HDI Global Specialty SE Selects Sapiens for Complete P&C Core Transformation

Sapiens IDITSuite will provide a single overview of policies, from issuing proposals, policy documents to payments

Holon, Israel, November 23, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the deployment of its cloud-first P&C platform IDITSuite with the Netherlands branch of HDI Global Specialty SE (HGS), a leading global specialty insurance provider.

HGS’ legacy system has been replaced by the Sapiens solution in order to provide greater automation and standardization, and globally available oversight on policies, risk exposures and data.

“Our previous system was not an ideal fit for our specialty business,” said Ralph Beutter, HGS CEO. “Sapiens has given us the ability to quickly and easily create a bespoke system that serves our needs exactly as required.”

Following the successful implementation of IDITSuite in the Netherlands, the next HGS business units to be digitally transformed by Sapiens will be Belgium and Denmark. In addition, HGS has chosen to digitally transform its reinsurance system with Sapiens’ digital reinsurance platform, a project scheduled to begin in the near future.

“Sapiens has been extremely pleased with the high level of collaboration and partnership with HGS, leading to successful implementation within a short period of time,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens IDITSuite is an award-winning Core P&C platform with rich functionality and ease of use and we are happy to partner with HGS on their transformation journey.”

Sapiens IDITSuite is a component-based, core software solution comprised of policy, billing and claims solutions. It supports end-to-end core operations and processes for short-term/non-life insurance from inception to renewal and claims.

About HDI Global Specialty (HGS)

HDI Global Specialty SE is a specialty lines insurer. It is owned by HDI Global SE, part of the Talanx Group. HDI Global Specialty’s focus is on writing agency and specialty insurance business with operations in 9 locations and access to a global network of more than 175 countries through the HDI Global SE network. HDI Global Specialty also enjoys the same financial strength as HDI Global SE. For more information, visit https://www.hdi.global/redirect/hdi-global-specialty-se/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

www.sapiens.com

Media Contact Tally Kaplan Porat Director of Corporate Marketing, Sapiens tally.kaplanporat@sapiens.com Investor’s Contact Dina Vince Head of Investor Relations, Sapiens dina.vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com